EXHIBIT 99.2

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the nine months ended September 30, 2017, and the audited consolidated financial statements as at and for the year ended December 31, 2016, and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated November 8, 2017, and discloses specified information up to that date. The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in US dollars. This MD&A contains “forward-looking statements” that are subject to risk factors including those set out in the “Cautionary Statement” at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company’s Board of Directors as of November 8, 2017, unless otherwise indicated. Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on the Company’s website at www.avino.com and on SEDAR at www.sedar.com.

Effective January 1, 2017, the Company changed its presentation currency to US dollars from Canadian dollars. As a result, all dollar amounts in this MD&A are expressed in US dollars, unless otherwise noted. Please refer to the section “Changes in Accounting Standards” for further details regarding the change in presentation currency.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver, gold, and copper bulk concentrate and the acquisition, exploration, and evaluation of mineral properties. The Company holds mineral claims and leases in Durango, Mexico, and in British Columbia and Yukon, Canada. Avino is a reporting issuer in Canada and a foreign issuer with the Securities and Exchange Commission in the United States. The Company’s shares trade on the TSX Venture Exchange, Tier 1, under the symbol “ASM”, on the NYSE American under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Overall Performance and Highlights

HIGHLIGHTS (Expressed in US$)	Third Quarter 2017	Third Quarter 2016	Change
Operating
Tonnes Milled	138,200	138,031	0%
Silver Ounces Produced	368,456	410,908	-10%
Gold Ounces Produced	2,673	1,813	47%
Copper Pounds Produced	1,106,305	1,045,091	6%
Silver Equivalent Ounces[1] Produced	760,756	649,831	17%
Concentrate Sales and Cash Costs
Silver Equivalent Ounces Sold[2]	582,303	608,795	-4%
Cash Cost per Silver Equivalent Ounce[2,3]	$9.74	$8.30	17%
All-in Sustaining Cost per Silver Equivalent Ounce[2,3]	$11.25	$10.60	6%
Average Realized Silver Price per Ounce	$16.81	$19.49	-14%
Average Realized Gold Price per Ounce	$1,281	$1,328	-4%
Average Realized Copper Price per Tonne	$6,292	$4,804	31%
Financial
Revenues	$8,435,743	$10,035,932	-16%
Mine Operating Income	$2,077,644	$4,501,114	-54%
Net Income (Loss)	$(715,774)	$847,263	-184%
Cash	$3,758,731	$11,365,451	-67%
Working Capital	$20,180,364	$18,558,511	9%
Shareholders
Earnings (Loss) per Share ("EPS") – Basic	$(0.01)	$0.02	N/A
Cash Flow per Share (YTD)[3] – Basic	$0.09	$0.10	-10%

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1. *For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $17.45 oz Ag, $1,316 oz Au and $2.99 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

2. “Silver equivalent ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of silver ounces, gold ounces and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

During the nine months ended September 30, 2017, the Company produced 7,501 tonnes of bulk copper/silver/gold concentrate from its Avino Mine, and 1,702 tonnes of bulk silver/gold concentrate from its San Gonzalo Mine, and recognized revenues of $18,653,586 on the sale of 6,976 tonnes of Avino Mine bulk copper/silver/gold concentrate and $5,821,408 on the sale of 1,982 tonnes of San Gonzalo bulk silver/gold concentrate for a gross profit of $8,020,266. Metal prices for revenues recognized during the nine months ended September 30, 2017, averaged $17.24 per ounce of silver, $1,262 per ounce of gold, and $5,924 per tonne of copper.

Cash cost per silver equivalent (“AgEq”) ounce for the quarter ended September 30, 2017, was $9.74, while all-in sustaining cash cost per AgEq ounce was $11.25.

The Company’s cash balance at September 30, 2017, totaled $3,758,731 compared to $11,779,718 at December 31, 2016. Working capital totaled $20,180,364 at September 30, 2017, compared to $23,306,043 at December 31, 2016.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the nine months ended September 30, 2017, have been conducted on its Avino Property and its Bralorne Mine property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling facilities that presently process all output from the San Gonzalo and Avino Mines located on the property.

The Company also holds a 100% interest in the Bralorne Mine property through its ownership of Bralorne Gold Mines Ltd. The Bralorne Mine property consists of a comprehensive package of mineral claims, land parcels, and equipment and infrastructure assembled during historic mining operations in the Bridge River mining camp of southwest British Columbia.

Consolidated Third Quarter 2017 Production Highlights

Comparative production results from the Avino Mine and San Gonzalo Mine for the third quarter of 2017 and the third quarter of 2016 are presented below:

	Q3 2017	Q3 2016	% Change
Total Silver Produced (oz) calculated	368,456	410,908	-10%
Total Gold Produced (oz) calculated	2,673	1,813	47%
Total Copper Produced (Lbs) calculated	1,106,305	1,054,091	6%
Total Silver Eq. Produced (oz) calculated[1]	760,756	649,831	17%

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1 For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $17.45 oz Ag, $1,316 oz Au and $2.99 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Avino Mine Third Quarter 2017 Production Highlights

Comparative figures for the third quarter of 2017 and the third quarter of 2016 for the Avino Mine are as follows; production figures for the third quarter of 2017 include production from Mill Circuit 2 and Mill Circuit 3:

	Q3 2017	Q3 2016	Quarterly Change %	2017 YTD	Notes
Tonnes Mined	119,317	116,154	3%	351,239	1
Underground Advancement (m)	832	866	-4%	2,250	1
Mill Availability (%)	98	96	2%	97
Total Mill Feed (dry tonnes)	117,862	111,042	6%	351,802	2
Feed Grade Silver (g/t)	66	71	-6%	68	4
Feed Grade Gold (g/t)	0.70	0.47	49%	0.58	4,5,6
Feed Grade Copper (%)	0.48	0.48	0%	0.47	4
Recovery Silver (%)	85%	85%	0%	85%	5
Recovery Gold (%)	70%	58%	21%	69%	5,6
Recovery Copper (%)	88%	89%	-1%	89%	5
Copper Concentrate (dry tonnes)	2,491	2,362	5%	7,501
Copper Concentrate Grade Silver (kg/t)	2.66	2.83	-6%	2.70	6
Copper Concentrate Grade Gold (g/t)	23.07	12.81	80%	18.59	6
Copper Concentrate Grade Copper (%)	20.15	20.07	0%	19.74	6
Total Silver Produced (kg)	6,634	6,681	-1%	20,234	3
Total Gold Produced (g)	57,448	30,250	90%	139,421	3
Total Copper Produced (Kg)	501,812	474,046	6%	1,480,692	3
Total Silver Produced (oz) calculated	213,282	214,785	-1%	650,530	3
Total Gold Produced (oz) calculated	1,847	973	90%	4,482	3
Total Copper Produced (Lbs) calculated	1,106,305	1,045,091	6%	3,264,363	3
Total Silver Equivalent Produced (oz) calculated*	542,846	396,397	37%	1,494,245	3

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*For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $17.45 oz Ag, $1,316 oz Au and $2.99 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Avino Mine Third Quarter 2017 Highlights

1.	Tonnage mined increased by 3%, whereas underground development metres decreased by 4%. The increase in mined tonnage was due to a switch to slashing on the mineralized zones on levels 12 to 14 in favour of more development metres to facilitate easier access to mill feed.
2.	Processed tonnage increased as Mill Circuit 2 was used exclusively for treating Avino Mine material during Q3 2017, which resulted in tonnage processed increasing by 6%.
3.	Gold and copper production increased by 90% and 6% respectively, while silver production remained consistent. The net result was an increase of 37% in silver equivalent production.
4.	There was no change in the copper feed grade, while the gold feed grade increased by 49%, and the silver feed grade decreased by 6%.
5.	Gold recovery increased by 21%, primarily due to higher gold feed grade. The silver recovery and copper recovery remained consistent with the comparative period.
6.	The higher gold feed grade and higher recovery resulted in an increase of 80% in the gold grade of the copper concentrate. There was no change to the copper grade, while the silver grade decreased by 6%.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101 reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo resource, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012. This approach is being applied for the Avino Mine, for which similar risks and uncertainties have been identified.

San Gonzalo Mine Third Quarter 2017 Production Highlights

Comparative figures for the third quarter 2017 and the third quarter 2016 for the San Gonzalo Mine are as follows:

	Q3 2017	Q3 2016	Quarterly Change %	YTD 2017	Notes
Tonnes Mined	18,450	30,050	-39%	62,947	1
Underground Advancement (m)	747	1,089	-31%	2,667	1
Mill Availability (%)	97	94	3%	95
Total Mill Feed (dry tonnes)	20,338	26,989	-25%	60,579	2,4,5
Feed Grade Silver (g/t)	281	272	3%	262	3,4
Feed Grade Gold (g/t)	1.55	1.30	19%	1.31	3,4
Recovery Silver (%)	85%	83%	2%	83%	3
Recovery Gold (%)	82%	75%	9%	78%	3
Bulk Concentrate (dry tonnes)	851	923	-8%	2,276	5
Bulk Concentrate Grade Silver (kg/t)	5.67	6.61	-14%	5.79	5
Bulk Concentrate Grade Gold (g/t)	30.21	28.34	7%	27.06	5
Total Silver Produced (kg)	4,826	6,100	-21%	13,188	4
Total Gold Produced (g)	25,698	26,152	-2%	61,603	4
Total Silver Produced (oz) calculated	155,174	196,123	-21%	423,996	4
Total Gold Produced (oz) calculated	826	841	-2%	1,981	4
Total Silver Equivalent Produced (oz) calculated*	217,910	253,434	-14%	569,328	4

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*For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $17.45 oz Ag, $1,316 oz Au and $2.99 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

San Gonzalo Third Quarter 2017 Highlights

1.	Tonnage mined and underground advancement decreased by 39% and 31%, respectively, compared with the corresponding quarter of the previous year. This was due to fewer targets for mine development, as well as limited ramp access due to the ongoing exploration drilling program.
2.	Tonnage processed decreased by 25%, as Mill Circuit 2 was used exclusively for the processing of Avino Mine material.
3.	Silver and gold feed grades increased by 3% and 19%, respectively, while the silver and gold recoveries improved by 2% and 9%, respectively.
4.	Silver and gold production decreased by 21% and 2%, respectively, resulting in 14% fewer silver equivalent ounces produced for the quarter. Higher feed grades and recoveries were realized in the period and partially offset the impact of the lower tonnage processed.
5.	The lower tonnage processed also resulted in 8% in fewer tons of concentrate produced. The silver grade in the concentrate decreased by 14%, while the gold grade increased by 7%.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo and Avino Mine resources, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

Plant and Mine Expansion Updates

Mill Expansion – Mill Circuit 4

The construction of Mill Circuit 4 is well underway, solid progress has been made, and the project is now 73% complete. Civil works in the stockpile, grinding, flotation, and dewatering areas have been completed. The concrete base for the new tertiary cone crusher has been poured, and is awaiting the installation of the new Metso HP5 crusher, which is now on site. The outstanding items in the crushing area include the installation of a new product screen and the optimization of conveyors feeding and exiting the new crusher.

In the fine ore stockpile area, the new conveyor for the fine crushed material has been extended, and the draw point chutes for the reclaim conveyor in the tunnel have been installed. Outstanding items in the stockpile area include structural, mechanical, and electrical items.

The ball mill motor has been rewired for the correct voltage, and will be installed with the mechanical drive consisting of the gear box/clutch and pinion. Mill discharge pump box, the related piping, cyclones, and pumps will be installed according to schedule without any delays.

Foundations for the flotation cells have been poured, and are ready for the installation of the cells once they arrive on site in the fourth quarter of 2017. Pumps and related piping for the flotation circuit are on site, and will be installed according to the construction schedule.

The concentrate thickener is now in place while the piping, electrical, and instrumentation items are still outstanding.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

The concentrate filter from Diemme was shipped from Italy in September, and is expected on site in November. The bases for the filter have been poured and the location for the filter has been prepared for its installation.

A new process water tank has been fabricated with additional capacity for servicing Mill Circuit 4.

It is expected for the commissioning period, the initial mill feed for Mill Circuit 4 will come from existing surface stock piles while the mine is being developed in the gap zone between San Luis and Elena Tolosa.

With regards to the above mentioned mine development, the Company current has placed orders for a new Jumbo drill, as well as a new Scooptram loader. There will be no additional further capital requirements relating to the mine development.

Zinc Circuit

The Company continued its testing program for the recovery of zinc from the San Gonzalo tailings throughout the third quarter. The results are currently being evaluated, as the production of silver and gold by-products indicates positive returns on this program. The product has been, and continues to be marketable, with zinc grades between 20 and 25%, silver grades of approximately 1200g/t silver, and gold grades of between 4 and 6g/t gold. On a monthly basis, about 50 to 70 tonnes of zinc concentrate is produced.

Bismuth Removal Testwork

Preliminary laboratory bench scale testwork conducted at SGS to remove the bismuth by leaching have provided very encouraging results. Bismuth represents a substantial penalty in the sale of the Avino Mine concentrate and any reduction in bismuth content represents a significant improvement to the revenue stream. Testwork at SGS is on-going, with a series of lock cycle tests underway.

Another process method for removing bismuth is by roasting, followed by leaching of the calcines, although this has not been successful. More development work to optimize the roasting temperature and the leach conditions is required. This work is currently being undertaken by our team on site.

Alternative Tailings Disposal

Management retained the services of SRK Consulting (Canada) Inc. and MPL Mine Paste Ltd. to review the mine operating plan and alternatives for tailings disposal. Additionally, an optimization review of our internal operating plan was carried out resulting in discussions on alternatives to conventional tailings storage and a recommendation to use tailings as backfill. Their recommendation is contingent on a revised internal operating plan, which is underway. This is based on using the thickened tails as backfill for ground support underground for the mined out stopes, and tailings disposal into the existing open pit as preferred alternatives to the conventional tailings storage facility (“TSF”). A revised internal operating plan will be submitted for our consideration; however, in the meantime management felt it prudent to temporarily defer construction of the new TSF to further understand this alternative, and, if the plan is agreed to by the Company, a follow up site visit will be planned for implementation.

The advantages of this alternative method of tailings disposal include, but are not limited to:

•	Limited ground disturbance and capital expenditures
•	Reduced footprint on surface from future mining
•	Increased tailings storage capacity with minimal permitting requirements
•	Lowered risk of social and community issues

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Exploration

In September 2016, the Company commenced a diamond drill program to explore the area of the Avino Vein System between the San Luis workings and the Elena Tolosa (“ET”) current production area. This new area is close to surface and accessible from the existing Avino Mine underground workings. The area was identified as a target of interest given that on surface and at shallow depths, the Avino Vein System splits into hanging wall and foot wall structures.

The completed 22-hole program, comprising approximately 3,374 metres, was extended from the original 18-hole program to fully evaluate the tonnage and the grade of the new area of the Avino Vein System between the San Luis workings and the Elena Tolosa ("ET") current production area.

The results from the drill program can be viewed in Avino’s news releases dated December 21, 2016, April 27, 2017, August 14, 2017, on Avino’s website at http://www.avino.com, and on the SEDAR system.

The Avino Vein System (Epithermal) has been followed longitudinally for more than 1,300 metres and vertically for more than 600 metres. It strikes north 66° east with an east-west splay, and dips to the south and southeast at 60° to 70°. Steeply dipping, high grade zones within the vein and stock-work zones are frequently found throughout the vein, as well as at its intersections with a number of lateral veins. The new zone is approximately 240 metres in strike length by 130 metres in depth, and an average of 15 metres in thickness. The Avino Vein System remains open at depth.

The Company has retained Michael O’Brien P.Geo., Pr.Sci.Nat., who is an employee of Aranz Geo Expert Services, and independent of Avino, to update the category of the resource in the gap zone with results of this drilling, as well as to verify the size of the new high grade mineralized zone on Level 4 to the west on San Gonzalo and the results to the west of San Luis, and to independently verify the size of the new zones.

The new high-grade zone on Level 4 at San Gonzalo has been extensively sampled, and those samples have been sent to an independent lab for verification.

New Drill Programs Targeting Three Areas of Potential Mineralisation

The Company has commenced new drill programs on the Avino property, which are targeting three areas of mineralisation.

The first area of drilling is located on surface at the west end of the San Gonzalo Mine, and comprises six (6) holes for a total of 1,200 metres of NQ drilling. The second area is situated where the Avino-San Juventino and the Footwall Breccia intersect, and consists of five (5) holes for a total of 1,300 metres.

The third area is located in the historical El Chirumbo mining area, which is located at the east end of the Avino Vein System, and comprises 10 holes for a total of 2,000 metres of NQ drilling. This area was previously mined between 1930 and 1940, is characterized by gold rich mineralization in narrow vein (1 metre in width); therefore, the Company believes there is potential to extend the mineralisation.

These three areas are all outside of the existing active mining areas, and have the potential to extend resources.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Assay Methods

Following detailed geological and geotechnical logging, drill core samples are sawed in half. One half of the core is submitted for assaying, and the other half is retained on-site for verification and reference. Samples from diamond drill holes were submitted to the SGS Laboratory facility in Durango, Mexico. The gold is assayed by fire assay with an AA finish. Any samples exceeding 3.0 grams/tonne gold are re-assayed and followed by a gravimetric finish. Multi-element analyses are also completed for each sample by SGS ICP14B methods. Any copper values over 10,000 ppm (1%) are re-assayed using ICP 90Q. Silver is fire assayed with a gravimetric finish for samples assaying over 100 grams/tonne.

Avino uses a series of standard reference materials (SRMs), blank reference materials (blanks), and duplicates as part of their QA/QC program during analysis of assays.

Bralorne Mine

The Bralorne Mine, located approximately 240 km north-east of Vancouver, British Columbia, is in the exploration, evaluation, and planning stage.

Progress Update

During the third quarter of 2017, the Company completed its review of potential scenarios for developing an operating plan. The original phased plan was for the future start-up of a small tonnage operation, and during the course of work being completed, our onsite consultants have identified ground and safety issues in the existing 800 level tunnel. It was determined that the 800 level needed rehabilitative work, and consultants were engaged to review and develop a plan for the repairs. In view of the proposed repairs, which would have restricted mine throughput, the construction of a new tunnel on the 800 level, which was originally included in a later phase, is now being considered to start earlier. The consultant’s recommendations are to construct a new tunnel on the 800 level, due to the age and limiting size of the original main access tunnel. The future construction of a new 800 tunnel should allow earlier access to the resources below the 800 level.

The recommended new 800 level tunnel would be sized for mechanized equipment (4.5 metres x 4.5 metres) for the long term development of the mine to depth. It would be near the mill, and replace the old 800 tunnel (2.5 metres x 2.5 metres) which was only accessible by small track equipment. The old tunnel would be made safe and would still be used for ventilation, secondary egress, and mine water drainage.

The proposed new mine plan also contemplates testing a different mining method, sub level long hole retreat mining on veins where the hanging wall, foot wall, and mineralization are conducive to this method, which should be safer and more productive than the shrinkage and cut & fill mining methods used in the past. Combined with the larger new tunnel, the mining operation should be more mechanized and efficient than in the past.

Underground Drill Program and Surface Exploration

A surface and underground drill program is planned for the fall pending receipt of the M207 permit. An underground drill program will be carried out to better define the resources above and below the 800 level. The surface drill program will be designed to better define the resources near surface. Both programs will also be aimed at expanding the resources. Garth Kirkham, P. Geo., the Company’s independent geological consultant for Bralorne, is designing the drill programs.

Environmental & Permitting Progress

On November 3, the Company received an approved Permit Amendment from the MEM (The Ministry of Energy, Mines and Petroleum Resources). The Permit Amendment provides a comprehensive and responsible permit which is updated to modern environmental and permitting standards, and is an important step in the Company’s strategic plan to re-open the Bralorne Gold Mine. With the receipt of this modern permit the Company anticipates an easier and quicker transition to an amended permit that will allow for future expansion. A surface and underground drill program is now being planned to update and increase the confidence in the resource base.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Processing Plant and Infrastructure

During this past year, an independent consulting engineering firm has reviewed the processing plant and infrastructure to determine which buildings and equipment should be replaced. Most of the equipment was configured for existing mine plans and will need to be updated for the anticipated higher processing plant operating rate. Accordingly, new or refurbished equipment is being proposed for the processing plant. A separate crushing building is being considered for the plant, with separate fine ore storage, which will provide more space in the current mill building for the larger equipment being considered. The buildings will either be upgraded to meet the current required capacity, or they will be removed / demolished, and replaced. The first equipment to be installed in the processing plant will be a thickener large enough for an expanded operating rate. The thickener will also provide settling of suspended solids for mine drainage water prior to treatment in the new Water Treatment Plant.

Work underway or completed in Q3:

•	Receipt of the approved Permit Amendment for the Mines Act Permit M207;
•	Engineering work underway for permit for an expanded operating rate
•	More detailed engineering for the mine plan and permitting
•	Geotechnical engineering completed and approved by MEM for rehabilitation of the 800 tunnel, with work in progress
•	Engineering for the process plant and infrastructure
•	Engineering for a new thickener for a processing plant with expanded operating rate
•	Work within the Tailings Storage Facility to clear out trees from recent construction
•	Removal of retired equipment (crushing plant, ball mill foundations and pedestals) to be done in November

Eagle Property

During the nine months ended September 30, 2017, an option agreement was signed between Avino and Alexco Resource Corp. (“Alexco”), granting Alexco the right to acquire a 65% interest in 14 quartz mining leases located in the Mayo District, Yukon Territory, Canada, known as the “Eagle Property”. To exercise the option, Alexco must pay Avino a total of $70,000 in instalments over 4 years, issue Avino a total of 70,000 Alexco common shares in instalments over 4 years, incur $550,000 in exploration work by the second anniversary of the option agreement date, and a further $2.2 million in exploration work on the Eagle Property by the fourth anniversary of the option agreement date.

In the event that Alexco earns its 65% interest in the Eagle Property, Alexco and Avino will form a joint venture for the future exploration and development of the Eagle Property, and may contribute towards expenditures in proportion to their interests (65% Alexco / 35% Avino). If either company elects to not contribute its share of costs, then its interest will be diluted. If either company’s joint venture interest is diluted to less than 10%, its interest will convert to a 5.0% net smelter returns royalty, subject to the other’s right to buy-down the royalty to 2.0% for $2.5 million. The Eagle Property was previously inactive and held by Avino as a non-essential asset to its current operations.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Qualified Person(s)

The Bralorne Project in BC is under the supervision of Jasman Yee, P. Eng, an Avino Director, and Fred Sveinson, P. Eng., who are both qualified persons within the context of National Instrument 43-101. Avino’s Mexican projects are under the supervision of Jasman Yee, P.Eng.

Objectives

Avino's mission is to create shareholder value through profitable organic growth at the Avino Property and the strategic acquisition and advancement of mineral exploration and mining properties. We are committed to expanding our operations and managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

The Company remains focused on the following key objectives:

1.	Maintain and improve profitable mining operations while managing operating costs and achieving efficiencies;

2.	Complete the Mill Circuit 4 expansion to increase Avino Mine production;

3.	Conduct a successful drill program in 2017/18 to increase and improve confidence in our resource base at Bralorne;

4.	Continue mine expansion drilling and explore regional targets on the Avino property; and,

5.	Follow the recommendations made in the 2017 PEA on the oxide tailings resource at the Avino Mine and assess the potential for processing the oxide tailings resource.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Non – IFRS Measures

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to IFRS measures.

Management of the Company believes that the Company’s ability to control the cash cost per silver equivalent ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable from mining operations even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition.

The Company has adopted the reporting of “all-in sustaining cash cost per silver equivalent ounce”. This measure has no standardized meaning throughout the industry. However, it is intended to provide additional information. Avino presents all-in sustaining cash cost because it believes that it more fully defines the total current cost associated with producing a silver equivalent ounce. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver equivalent ounces, and better assess the Company’s ability to generate cash flow from operations. Although the measure seeks to reflect the full cost per silver equivalent ounce of production from current operations, it does not include capital expenditures attributable to mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, marketing and treatment charges, and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $nil for the nine months ended September 30, 2017 and 2016, as substantially all of the mining equipment used at San Gonzalo and Avino has been newly purchased or refurbished. The Company has planned for sustaining capital expenditures in future years in accordance with mine operating plans and expected equipment utilization levels. Although this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its mining operations.

The Company also presents cash flow per share, as it believes it assists investors and other stakeholders in evaluating the Company's overall performance and its ability to generate cash flow from current operations.

To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company’s consolidated financial statements are provided below. The measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures. Calculated figures may not add up due to rounding.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Cash Cost and All-in Sustaining Cash Cost per Silver Equivalent Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost and all-in sustaining cash cost per silver equivalent ounce sold. In each table, “silver equivalent ounces sold” consists of the sum of silver ounces, gold ounces and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices for the corresponding period.

San Gonzalo

Expressed in US$	2017			2016
	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1

Cost of sales	$1,828,122	$1,401,522	$768,795	$7,076,210	$2,815,545	$1,291,445	$2,258,381	$710,839
Depletion and depreciation	(316,808)	(260,911)	(97,353)	(977,861)	(485,732)	(148,105)	(271,971)	(72,053)
Cash production cost	1,511,314	1,140,611	671,442	6,098,349	2,329,813	1,143,340	1,986,410	638,786
Silver equivalent ounces sold	132,509	134,559	143,554	835,246	289,961	179,823	209,955	155,507
Cash cost per silver equivalent ounce	$11.41	$8.48	$4.68	$7.30	$8.03	$6.36	$9.46	$4.11
General and administrative expenses	507,688	262,442	293,096	2,190,313	604,003	643,270	300,628	642,412
Share-based payments and G&A depreciation	(308,302)	(59,193)	(72,512)	(435,010)	(200,859)	(230,087)	(1,032)	(3,032)
Cash operating cost	1,710,700	1,343,860	892,026	7,853,652	2,732,957	1,556,523	2,286,006	1,278,166
All-in sustaining cash cost per silver equivalent ounce	$12.91	$9.99	$6.21	$9.40	$9.32	$8.66	$10.89	$8.22

During the third quarter of 2017, the cash cost and all-in sustaining cost per silver equivalent ounce at the San Gonzalo Mine was higher than the previous quarters. This reflects lower tonnes produced at San Gonzalo as it enters the latter stage of its life, compared to the first and second quarters of 2017, and previous quarters in the preceding year.

Avino Mine

Expressed in US$	2017			2016
	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1

Cost of sales	$4,529,977	$4,028,087	$3,898,225	$12,084,589	$3,541,145	$4,243,372	$4,300,072	$-
Depletion and depreciation	(369,082)	(342,263)	(367,658)	(919,756)	(301,385)	(354,349)	(264,022)	-
Cash production cost	4,160,895	3,685,824	3,530,567	11,164,833	3,239,760	3,889,023	4,036,050	-
Silver equivalent ounces sold	449,794	407,443	380,802	1,200,372	354,518	428,972	416,882	-
Cash cost per silver equivalent ounce	$9.25	$9.05	$9.27	$9.30	$9.14	$9.07	$9.68
General and administrative expenses	1,723,320	794,675	777,487	2,817,256	738,179	1,523,262	555,815	-
Share-based payments and G&A depreciation	(1,046,513)	(179,238)	(192,351)	(795,698)	(245,018)	(548,825)	(1,855)	-
Cash operating cost	4,837,702	4,301,261	4,115,703	13,186,391	3,732,921	4,863,460	4,590,010	-
All-in sustaining cash cost per silver equivalent ounce	$10.76	$10.56	$10.81	$10.99	$10.53	$11.34	$11.01	$-

During the second quarter of 2016, the Company commenced production at the Avino Mine. Cash cost and all-in sustaining cost per silver equivalent ounce at the Avino Mine remained relatively consistent with the preceding quarters.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Consolidated

Expressed in US$	2017			2016
	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1

Cost of sales	$6,358,099	$5,429,609	$4,667,020	$19,160,801	$6,356,691	$5,534,818	$6,558,453	$710,839
Depletion and depreciation	(685,890)	(603,174)	(465,011)	(1,897,618)	(787,118)	(502,454)	(535,993)	(72,053)
Cash production cost	5,672,209	4,826,435	4,202,009	17,263,183	5,569,573	5,032,364	6,022,460	638,786
Silver equivalent ounces sold	582,303	542,002	524,356	2,035,618	644,479	608,795	626,837	155,507
Cash cost per silver equivalent ounce	$9.74	$8.90	$8.01	$8.48	$8.64	$8.31	$9.61	$4.11
General and administrative expenses	2,231,008	1,057,117	1,070,583	5,007,569	1,342,182	2,166,532	856,443	642,412
Share-based payments and G&A depreciation	(1,354,815)	(238,431)	(264,863)	(1,230,708)	(445,877)	(778,912)	(2,887)	(3,032)
Cash operating cost	6,548,402	5,645,121	5,007,729	21,040,044	6,465,878	6,419,984	6,876,016	1,278,166
All-in sustaining cash cost per silver equivalent ounce	$11.25	$10.42	$9.55	$10.34	$10.03	$10.55	$10.97	$8.22

The Company continues to review its expenditures, and is maintaining cost reduction programs in key areas to achieve lower costs. Ongoing cost reduction activities include negotiating more favourable terms with vendors, while maintenance costs are expected to decrease as a result of utilizing newer mining equipment.

Cash Flow per Share

Cash flow per share is determined based on operating cash flows before movements in working capital, as illustrated in the consolidated statements of cash flows, divided by the basic and diluted weighted average shares outstanding during the period.

	Nine months ended September 30,
	2017	2016
Operating cash flows before movements in working capital	$4,536,997	$3,931,368
Weighted average number of shares outstanding
Basic	52,457,841	40,974,524
Diluted	53,374,717	41,576,017
Cash Flow per Share – basic	$0.09	$0.10
Cash Flow per Share – diluted	0.09	0.09

Working Capital

	September 30, 2017	December 31, 2016
Current assets	$28,476,844	$35,128,333
Current liabilities	(8,296,480)	(11,822,290)
Working capital	$20,180,364	$23,306,043

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Results of Operations

Summary of Quarterly Results

	2017	2017	2017	2016	2016	2016	2016	2015
Quarter ended	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4
Revenue	$8,435,743	$7,911,388	$8,127,863	$9,048,747	$10,035,932	$9,017,929	$2,002,728	$2,696,288
Earnings (Loss) for the quarter	(715,774)	1,151,549	721,305	950,773	847,260	(336,748)	42,246	278,348
Earnings (Loss) per share - basic	$(0.01)	$0.02	$0.01	0.02	0.02	(0.01)	0.00	0.01
Earnings (Loss) per share - diluted	$(0.01)	$0.02	$0.01	0.02	0.02	(0.01)	0.00	0.01
Total Assets	$101,207,430	$98,719,613	$97,445,910	$93,793,897	$79,791,805	$72,703,682	$65,976,061	$63,108,377

•	Revenue in the quarters following the first quarter of 2016 were higher than that of previous quarters as the Company commenced production at the Avino Mine as of April 1, 2016. The Company’s consolidated statement of operations will reflect the revenues and related production costs from the Avino Mine going forward; this activity was reflected within exploration and evaluation assets on the Company’s consolidated statement of financial position prior to April 1, 2016.

•	Earnings in the third quarter decreased due to lower tonnes of concentrate produced and sold from the San Gonzalo, as well as non-cash expenses such as share-based payment expenses.

•	Total assets have steadily increased throughout the quarters as the Company continues to grow through debt and equity financings to advance its projects and acquire equipment.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes. Effective January 1, 2017, the Company changed its presentation currency to US dollars from Canadian dollars. Refer to the section “Changes in Accounting Standards” for further details regarding the change in presentation currency.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Three months ended September 30, 2017, compared to the three months ended September 30, 2016:

(Expressed in $US)

	2017	2016	Note
Revenue from Mining Operations	$8,435,743	$10,035,932	1
Cost of Sales	6,358,099	5,534,818	2
Mine Operating Income	2,077,644	4,501,114	2
Operating Expenses
General and administrative expenses	879,756	1,390,565
Share-based payments	1,351,252	775,964	3
Income (Loss) before other items	(153,364)	2,334,585
Other Items
Fair value adjustment on warrant liability	414,378	249,357	4
Interest and other income (loss)	59,129	(20,971)
Foreign exchange gain (loss)	161,936	(36,258)	5
Accretion of reclamation provision	(61,605)	45,071
Finance cost	(40,797)	-
Interest expense	(24,724)	(37,834)
Unrealized gain (loss) on long-term investments	(1,486)	10,598
Net Income Before Income Taxes	353,467	2,544,548
Income Taxes
Current income tax expense	(677,666)	(1,796,045)	6
Deferred income tax recovery (expense)	(391,575)	98,760	6
	(1,069,241)	(1,697,285)
Net Income (Loss)	(715,774)	847,263	7
Earnings (Loss) per Share
Basic	$(0.01)	$0.02	7
Diluted	$(0.01)	$0.02	7

____________

1.	Revenues for the three months ended September 30, 2017, were $8,435,743 compared to $10,035,932 for the three months ended September 30, 2016. The decrease of $1,600,189 reflects a decrease in the realized silver price by 14%.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

2.	Cost of Sales for the three months ended September 30, 2017, were $6,358,099 compared to $5,534,818 for the three months ended September 30, 2016. The increase of $823,281 reflects increased non-cash costs, such as depreciation and depletion, at San Gonzalo. As a result, Mine Operating Income decreased for the three months ended September 30, 2017, compared to September 30, 2016.

3.	Share-based payments for the three months ended September 30, 2017, totalled $1,351,252 compared to $775,964 for the three months ended September 30, 2016. Share-based payments are comprised of the issuance of stock options, as well as restricted share units (“RSUs”) to directors, officers, employees, and consultants of the Company during the periods. RSUs vest over the following three years upon issuance.

4.	The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate and in the variables used in the valuation model, such as share price and expected share price volatility.

5.	Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the three months ended September 30, 2017, the US dollar depreciated in relation to the Canadian dollar and the Mexican peso, resulting in a foreign exchange gain, as the Company incurred an increased amount of capital expenditures, such as the construction of Mill Circuit 4. During the three months ended September 30, 2016, the US dollar was relatively consistent in relation to the Canadian dollar and the Mexican peso.

6.	Current income tax expense was $677,666 for the three months ended September 30, 2017, compared to $1,796,045 in the three months ended September 30, 2016. Deferred income tax expense was $391,575 for the three months ended September 30, 2017, compared to a recovery of $98,760 in the comparative quarter. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes for the three months ended September 30, 2017, primarily relate to movements in the tax bases and increased mining profits at the Avino Mine property.

7.	As a result of the foregoing, net loss for the three months ended September 30, 2017, was $715,774, a decrease of $1,563,037 compared to net income of $847,263 for the three months ended September 30, 2016. The decrease resulted in basic and diluted loss per share of $0.01 for the three months ended September 30, 2017, compared to basic and diluted earnings per share of $0.02 in the comparative quarter.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Nine months ended September 30, 2017, compared to the nine months ended September 30, 2016:

(Expressed in $US)

	2017	2016	Note
Revenue from Mining Operations	$24,474,994	$21,056,589	1
Cost of Sales	16,454,728	12,804,109	2
Mine Operating Income	8,020,266	8,252,480	2
Operating Expenses
General and administrative expenses	2,509,895	2,889,425	3
Share-based payments	1,848,813	775,964	4
Income before other items	3,661,558	4,587,091
Other Items
Interest and other income	178,729	9,831
Unrealized gain on long-term investments	5,851	10,138
Foreign exchange gain (loss)	(532,786)	211,318	5
Fair value adjustment on warrant liability	46,990	(254,138)	6
Accretion of reclamation provision	(188,315)	(67,322)
Finance cost	(121,569)	-
Interest expense	(83,141)	(98,598)
Net Income Before Income Taxes	2,967,317	4,398,320
Income Taxes
Current income tax expense	(2,337,552)	(2,481,465)	7
Deferred income tax recovery (expense)	527,315	(1,364,094)	7
	(1,810,237)	(3,845,559)
Net Income	1,157,080	552,761	8
Earnings per Share
Basic	$0.02	$0.01	8
Diluted	$0.02	$0.01	8

__________

1.	Revenues for the nine months ended September 30, 2017, were $24,474,994 compared to $21,056,589 for the nine months ended September 30, 2016. The increase of $3,418,405 reflects the commencement of production at the Avino Mine effective April 1, 2016.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

2.	Mine operating income decreased as a result of the commencement of production at the Avino Mine effective April 1, 2016, as the Avino Mine has a higher operating cost. As well, the Company’s gross margin on the sale of San Gonzalo concentrates decreased compared with previous periods, which accounts for part of the decrease in mine operating income.

3.	General and administrative expenses include management, consulting, and director fees, salaries, office expenses, investor relations, regulatory and compliance fees, travel and promotion. For the nine months ended September 30, 2017, general and administrative expenses were $2,509,895 compared to $2,889,425 for the nine months ended September 30, 2016. The decrease of $379,530 reflects cost savings achieved while further expanding operations and increasing corporate activity. Although the Company’s operations are expanding, management continues to monitor general and administrative expenses carefully to maintain efficient operations.

4.	Share-based payments for the nine months ended September 30, 2017, totalled $1,848,813 compared to $775,964 for the nine months ended September 30, 2016. Share-based payments are comprised of the issuance of stock options, as well as restricted share units (“RSUs”) to directors, officers, employees and consultants of the Company during the periods. RSUs vest over the following three years upon issuance.

5.	Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar currency. During the nine months ended September 30, 2017, the US dollar depreciated in relation to the Canadian dollar and the Mexican peso, resulting in a foreign exchange loss. During the nine months ended September 30, 2016, the US dollar was relatively consistent in relation to the Canadian dollar and appreciated compared to the Mexican peso, resulting in a foreign exchange gain.

6.	The fair value adjustment on the Company’s warrant liability relates to the issuance of U.S. dollar denominated warrants which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate and in the variables used in the valuation model, such as share price and expected share price volatility.

7.	Current income tax expense was $2,337,552 for the nine months ended September 30, 2017, compared to $2,481,465 in the nine months ended September 30, 2016. Deferred income tax recovery was $527,315 for the nine months ended September 30, 2017, compared to deferred income tax expense of $1,364,094 in the comparative period. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes for the nine months ended September 30, 2017, primarily relate to movements in the tax bases and mining profits at the Avino Mine and San Gonzalo Mine properties.

8.	As a result of the foregoing, net income for the nine months ended September 30, 2017, was $1,157,080, an increase of $604,319 compared to $552,761 for the nine months ended September 30, 2016. The increase resulted in basic and diluted earnings per share of $0.02 for the nine months ended September 30, 2017, compared to basic and diluted earnings per share of $0.01 in the comparative period.

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration, is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to generate and sustain profitable operations.

On July 31, 2017, the Company and Samsung C&T U.K. Limited (”Samsung”) agreed to amend the Company’s existing term facility by further extending the repayment period. Repayments of the remaining balance will be made in 13 equal monthly instalments commencing in July 2018 and ending July 2019. The Company will sell the Avino Mine concentrates on an exclusive basis to Samsung until December 31, 2021.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Management expects that the Company’s ongoing liquidity requirements will be funded from cash generated from current operations and from further financing as required in order to fund ongoing exploration activities and meet its objectives, including ongoing advancement at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is in part dependent on overall market conditions, the prices of silver, gold, and copper, and other factors outside the Company’s control, and there is no guarantee the Company will be able to secure any or all necessary financing in the future. The Company’s recent financing activities are summarized in the table below.

Intended Use of Proceeds	Actual Use of Proceeds

In November 2016, the Company received gross proceeds of $11,185,355 in connection with a bought-deal offering issued under a prospectus supplement. The Company intends to use the proceeds to advance the exploration and development of the Company’s Avino Mine and Bralorne Mine, both of which are expected to receive major upgrades in 2017, and for general working capital.

Since July 2014, the Company received gross proceeds of $13,346,561 in connection with a brokered at-the-market offering issued under prospectus supplements. The Company intends to use the proceeds to advance the exploration of the Bralorne Mine property and the Avino property, and for working capital.

In July 2015, the Company entered into a term facility agreement with Samsung C&T U.K. Limited for $10,000,000. The facility is being used for mining equipment, to optimize the advancement of the Company’s projects for increased productivity, for improvements to its tailings impoundment facilities, and for general working capital requirements.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones. In advancing the Avino Mine, and in supporting mining operations in Mexico, the Company incurred expenditures of $286,515 for exploration and evaluation activities (net of foreign exchange movement of $598,835), acquired property and equipment of $2,795,316 (net of depreciation of $2,294,785), and made lease and loan repayments of $1,254,524 during the nine months ended September 30, 2017.

In advancing the Bralorne Mine, the Company incurred expenditures of $3,838,515 for exploration and evaluation activities (excluding depreciation of $535,381, foreign exchange movement of $1,731,074 and change in reclamation provision of $3,781,188), acquired property and equipment of $81,176 (net of depreciation of $535,719 and foreign exchange movement of $357,961), and made lease and loan repayments of $653,809 during the nine months ended September 30, 2017.

The Company intends to continue to explore its properties, subject to market conditions and the ability to continue to obtain suitable financing.

In May 2015, the Company entered into a master credit facility with Sandvik Customer Finance LLC for $5,000,000. The facility is being used to acquire equipment necessary for continuing exploration activities at the Avino and Bralorne Mines.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was $3,722,625 in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

In December 2014, the Company’s master credit facility with Caterpillar Finance was renewed for $5,375,400. The facility is being used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for operations and continuing exploration activities at the Avino Mine.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was $3,789,508 in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Discussion and analysis relating to the Company’s liquidity as at September 30, 2017, December 31, 2016, and September 30, 2016, is as follows:

Statement of Financial Position

	September 30, 2017	December 31, 2016
Cash	$3,758,731	$11,779,718
Working capital	20,180,364	23,306,043
Accumulated Deficit	(20,606,654)	(21,875,469)

Cash Flow

	September 30, 2017	September 30, 2016
Cash generated by (used in) operating activities	$(2,785,375)	$1,085,478
Cash generated by (used in) financing activities	(2,534,313)	10,261,968
Cash used in investing activities	(2,717,491)	(5,343,900)
Change in cash	(8,037,179)	6,003,546
Effect of exchange rate changes on cash	16,192	(39,204)
Cash, beginning of period	11,779,718	5,401,109
Cash, end of period	$3,758,731	$11,365,451

Operating Activities

Cash used in operating activities for the nine months ended September 30, 2017, was $2,785,375 compared to cash generated of $1,085,478 for the nine months ended September 30, 2016. Cash generated by or used in operating activities can fluctuate with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

Financing Activities

Cash used in financing activities was $2,534,313 for the nine months ended September 30, 2017, compared to cash generated by financing activities of $10,261,968 for the nine months ended September 30, 2016, a decrease of $12,796,281. Cash used in financing activities for the nine months ended September 30, 2017, relates to the repayments of equipment loans, finance leases for mining equipment totalling $1,908,333 (September 30, 2016 - $1,588,176), and repayment of concentrate prepayments of $666,667 (September 30, 2016 - $666,667). During the nine months ended September 30, 2017, the Company issued common shares in brokered offerings generating net cash flows of $15,851 (September 30, 2016 – $11,639,322), and employees, consultants, and directors exercised stock options generating cash flows of $24,836 (September 30, 2016 – $877,489).

Investing Activities

Cash used in investing activities for the nine months ended September 30, 2017, was $2,717,491 compared to $5,343,900 for the nine months ended September 30, 2016. Cash used in investing activities during the nine months ended September 30, 2017, includes cash expenditures of $4,592,462 (September 30, 2016 - $2,276,938) on the acquisition of property and equipment. Equipment purchases included new mining, milling/processing, and transportation equipment for the Company’s San Gonzalo Mine and Avino Mine and exploration and mining equipment for the Bralorne Mine. During the nine months ended September 30, 2017, the Company also incurred cash expenditures of $4,125,029 (September 30, 2016 - $7,656,566) on exploration and evaluation activities. The cash expenditures on exploration and evaluation activities for the nine months ended September 30, 2016, were reduced by concentrate sales of $4,589,604 from the Avino Mine.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three and nine months ended September 30, 2017 and 2016, were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Salaries, benefits, and consulting fees	$176,201	$618,792	$588,768	$1,021,140
Share-based payments	1,119,022	532,110	1,582,157	532,110
	$1,295,223	$1,150,902	$2,170,925	$1,553,250

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. of $194,823 (December 31, 2016 - $110,905, January 1, 2016 - $135,500) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the condensed consolidated interim statements of financial position as at September 30, 2017. As at September 30, 2017, December 31, 2016, and January 1, 2016, the following amounts were due to related parties:

	September 30,	December 31,	January 1,
	2017	2016	2016
Oniva International Services Corp.	$141,268	$126,819	$118,703
Directors	33,905	44,919	34,495
Jasman Yee & Associates, Inc.	6,343	4,195	4,188
Intermark Capital Corp.	-	19,550	-
Wear Wolfin Designs Ltd.	-	3,910	-
	$181,516	$199,393	$157,386

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva during the three and nine months ended September 30, 2017 and 2016, are summarized below:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Salaries and benefits	$108,212	$75,896	$332,743	$204,319
Office and miscellaneous	111,656	118,960	381,083	363,317
Exploration and evaluation assets	101,419	55,057	265,508	168,396
	$321,287	$249,913	$979,334	$736,032

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the nine months ended September 30, 2017, the Company paid $172,097 (September 30, 2016 - $447,822, including bonus) to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”) for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. JYAI’s managing director is a director of the Company. For the nine months ended September 30, 2017 and 2016, the Company paid $66,590 and $118,616, respectively, including bonus, to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the nine months ended September 30, 2017 and 2016, the Company paid $17,210 and $17,015, respectively, to WWD.

Financial Instruments and Risks

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, short- and long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, short-term investments, and amounts receivable.

The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with three (December 31, 2016 – three) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission), and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At September 30, 2017, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at September 30, 2017, in the amount of $3,758,731 (December 31, 2016 - $11,779,718, January 1, 2016 - $5,401,109) in order to meet short-term business requirements. At September 30, 2017, the Company had current liabilities of $8,296,480 (December 31, 2016 - $11,822,290, January 1, 2016 - $10,147,559) and working capital of $20,180,364 (December 31, 2016 - $23,306,043, January 1, 2016 - $4,337,827). Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the condensed consolidated interim statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at September 30, 2017, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$3,589,227	$3,589,227	$-	$-
Due to related parties	181,516	181,516	-	-
Minimum rental and lease payments	3,346,397	2,903,414	425,689	17,294
Term facility	9,124,815	2,430,041	6,694,774	-
Equipment loans	1,572,539	1,039,798	532,741	-
Finance lease obligations	2,285,770	1,146,247	1,139,523	-
Total	$20,100,264	$11,290,243	$8,792,727	$17,294

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk, and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

In management’s opinion, the Company is not exposed to significant interest rate cash flow risk as the Company’s term facility, equipment loans, and finance lease obligations bear interest at fixed rates.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos (“MXN”) and Canadian dollars (“C$”):

	September 30, 2017		December 31, 2016
	MXN	C$	MXN	C$
Cash	$22,014,751	$476,465	$15,997,014	$270,562
Long-term investments	-	43,523	-	35,873
Reclamation bonds	-	645,500	-	145,500
Amounts receivable	-	153,333	-	52,779
Accounts payable and accrued liabilities	(26,602,275)	(607,472)	(21,006,749)	(1,249,038)
Due to related parties	-	(226,532)	-	(267,726)
Equipment loans	-	(945,084)	-	(1,423,042)
Finance lease obligations	(965,484)	(1,128,299)	(865,526)	(1,465,333)
Net exposure	(5,553,008)	(1,588,566)	(5,875,261)	(3,900,425)
US dollar equivalent	$(305,415)	$(1,272,890)	$(284,363)	$(2,904,910)

Based on the net Mexican peso and Canadian dollar denominated asset and liability exposures as at September 30, 2017, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the nine months ended September 30, 2017, by approximately $190,637 (year ended December 31, 2016 - $350,984). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At September 30, 2017, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) for the nine months ended September 30, 2017 of approximately $306,069 (year ended December 31, 2016 - $573,458).

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). A 10% change in market prices would have an impact on net earnings for the nine months ended September 30, 2017 of approximately $3,487 (year ended December 31, 2016 - $2,707).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2017:

	Level 1	Level 2	Level 3
Financial assets
Cash	$3,758,731	$-	$-
Short-term investments	4,000,000	-	-
Amounts receivable	-	3,781,253	-
Long-term investments	34,874	-	-
Financial liabilities
Warrant liability	-	-	(1,704,241)
Total net financial assets (liabilities)	$7,793,605	$3,781,253	$(1,704,241)

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in “Transactions with Related Parties”.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	September 30, 2017	December 31, 2016
Not later than one year	$2,903,414	$1,540,286
Later than one year and not later than five years	425,689	556,954
Later than five years	17,294	19,972
	$3,346,397	$2,117,212

Office lease payments recognized as an expense during the nine months ended September 30, 2017, totalled $77,278 (September 30, 2016 - $58,517).

Changes in Accounting Standards

The Company’s condensed consolidated interim financial statements are presented in US dollars. The Company changed its presentation currency to US dollars from Canadian dollars effective January 1, 2017. The functional currency of the Company and its Canadian subsidiary is the Canadian dollar, while the functional currency of the Company’s Mexican subsidiaries is the US dollar. The Company believes that the change in presentation currency will provide shareholders with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information to peers. The change in presentation currency represents a voluntary change in accounting policy which is accounted for retrospectively. The condensed consolidated interim financial statements for all periods presented have been translated into the new presentation currency in accordance with IAS 21 - The Effects of Changes in Foreign Exchange Rates.

Changes in accounting standards not yet effective:

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. The following accounting standards were issued but not yet effective as of September 30, 2017:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step model framework for the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company’s preliminary assessment is that the standard is not expected to have a significant impact on the recognition or measurement of revenue, and that the standard will require additional disclosures in the Company’s consolidated financial statements. As facts and circumstances may change during the period leading up to the initial date of recognition, the Company’s assessment of the potential impact is subject to change.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected-loss’ impairment model, as well as a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The classification of financial assets and liabilities is expected to remain consistent under IFRS 9 with the possible exception of equity securities. Under IFRS 9, the Company will have the option to designate equity securities as financial assets at fair value through other comprehensive income. If the Company does not make this election, changes in the fair value of equity securities will continue to be recognized in profit or loss in accordance with the Company’s current policy.

The introduction of the new ‘expected credit loss’ impairment model is not expected to have an impact on the Company, given the Company sells its concentrate to large international organizations with a negligible historical level of customer default, and the corresponding receivables from these sales are short-term in nature.

The Company expects the above potential changes to be the only impacts, as the Company currently has no financial instruments designated as hedging arrangements under IAS 39.

The above assessments were made based on an analysis of the Company’s financial assets and financial liabilities at September 30, 2017, on the basis of the facts and circumstances that existed at that date. As facts and circumstances may change during the period leading up to the initial date of application, the Company’s assessment of the potential impact is subject to change.

IFRS 7 Financial Instruments – Disclosure

IFRS 7 was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The standard is effective on adoption of IFRS 9, which is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

As at November 8, 2017, the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price		Remaining life (years)
Share capital	52,718,153		-	-
Warrants	3,602,215		$1.00 - $2.00	1.35 – 2.05
RSUs	592,172		-	1.82 – 2.87
Stock options	3,333,500	C$	1.60 - $2.95	0.28 – 4.91
Fully diluted	60,246,040

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

The following are details of outstanding stock options as at September 30, 2017, and November 8, 2017:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (September 30, 2017)	Number of Shares Remaining Subject to Options (November 8, 2017)
February 18, 2018	C$1.60	147,500	147,500
September 9, 2018	C$1.62	276,000	276,000
September 19, 2019	C$1.90	622,500	622,500
December 22, 2019	C$1.90	105,000	105,000
September 2, 2021	C$2.95	707,500	707,500
September 20, 2022	C$1.98	1,435,000	1,435,000
October 6, 2022	C$1.98	-	40,000
Total:		3,293,500	3,333,500

The following are details of outstanding warrants as at September 30, 2017, and November 8, 2017:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (September 30, 2017)	Number of Underlying Shares (November 8, 2017)
March 14, 2019	$1.00	40,000	40,000
November 28, 2019	$2.00	3,562,215	3,562,215
Total:		3,602,215	3,602,215

The following are details of outstanding RSUs as at September 30, 2017, and November 8, 2017:

Expiry Date	Number of Shares Remaining Subject to RSUs (September 30, 2017)	Number of Shares Remaining Subject to RSUs (November 8, 2017)
September 2, 2019	511,672	511,672
September 20, 2020	80,500	80,500
Total:	592,172	592,172

Disclosure Controls and Procedures

Management is responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations. There have been no changes that occurred during the nine months ended September 30, 2017, that have materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures.

Internal Controls over Financial Reporting (“ICFR”)

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. Internal controls over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s consolidated financial statements in accordance with IFRS; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Our management and the Board of Directors do not expect that our disclosure controls and procedures or internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable (not absolute) assurance that the control system’s objectives will be met. Further, the design, maintenance and testing of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control gaps and instances of fraud have been detected. These inherent limitations include the reality that judgment in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design, maintenance and testing of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any control system may not succeed in achieving its stated goals under all potential future conditions.

Based on their knowledge of the Company’s ICFR, management identified a material weakness in controls related to organizational governance for the nine months ended September 30, 2017, based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) (‘COSO’). Management identified certain principles in the COSO framework that require further development before they reach an appropriate level of maturity, as described below:

•	A formal risk management process that involves all appropriate levels of management is not yet in place including a documented plan to respond to the identified risks.
•	Certain policies have not been translated into Spanish for Company employees operating in Mexico, including an appropriate whistleblower program accessible to Spanish-speaking staff with a clear direction on how to report suspected incidents to an independent committee.

Management believes the material weakness identified is temporary, and has completed certain steps of the remediation plan that involves refining risk management oversight as well as ensuring all critical policies have been appropriately translated and disseminated to staff working in Mexico. Management expects to complete all of the required remediation steps within the remainder of 2017.

Other than as described above, there have been no changes that occurred during the nine months ended September 30, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of November 8, 2017. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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